SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2018

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR Q3 PROFITS RISE 12% TO €106M ON 4% LOWER FARES
FY18 PROFIT GUIDANCE UNCHANGED AT €1.40BN - €1.45BN
€750M SHARE BUYBACK ANNOUNCED

Ryanair, Europe’s No.1 airline, today (Feb. 5) reported a 12% rise in Q3 profit to €106m as average fares fell 4% to just €32 per customer. Traffic grew 6% to 30.4m with load factors up 1% to 96%. Unit costs fell 1% (ex-fuel unit costs rose 3%).

Q3 Results (IFRS)	Dec. 31, 2016	Dec. 31, 2017	% Change
Customers (m)	28.8	30.4	+6%
Revenue (m)	€1,345	€1,405	+4%
Profit after Tax (m)	€95	€106	+12%
Net Margin	7%	8%	+1pt
Basic EPS	€0.0760	€0.0893	+17%

Ryanair’s CEO Michael O’Leary said:
“We are pleased to report this 12% increase in profits during a very challenging Q3. Following our pilot rostering failure in Sept., the painful decision to ground 25 aircraft ensured that punctuality of our operations quickly returned to our normal 90% average. Our AGB customer service programme, coupled with 4% lower fares, stimulated 6% traffic growth to 30.4m at an industry leading 96% load factor.

After 30 years of successfully dealing directly with our people it became clear in Dec. that a majority of pilots wanted to be represented by unions. In keeping with our policy to recognise unions when the majority of our people wanted it, we have met pilot unions in Ireland, UK, Spain, Germany, Italy, Portugal, Belgium and France to discuss how we can work with them on behalf of our people. We have successfully concluded our first recognition agreement with BALPA in the UK, a market which accounts for over 25% of our pilots. When this process has completed, we expect to have similar engagement with cabin crew unions. While union recognition may add some complexity to our business and may cause short-term disruptions and negative PR it will not alter our cost leadership in European aviation, or change our plan to grow to 200m traffic p.a. by Mar. 2024. Our aircraft allocations may alter by base as we capitalise on new growth opportunities in France and Scandinavia.

New Bases & Routes:
In Q3 we took delivery of 9 new B737-800’s. European airline consolidation and bankruptcies are providing more growth opportunities in the UK, Italy and Germany in particular. In Nov. we opened a base in Poznan (Poland) and in Mar. 2018 we open our 87th base in Burgas (Bulgaria). We recently announced flights to Jordan, our 34th country. Ryanair’s flight connections service was extended (in Jan.) to Porto following their initial success at Rome Fiumicino and Milan Bergamo.

Costs, Fuel Hedging & Balance Sheet:
Ryanair enjoys significant cost leadership over other airlines in Europe. In Q3 unit costs fell 1%. Ex-fuel, unit costs increased by 3% primarily due to higher staff and EU261 costs arising from the Sept. rostering failure and our decision to cancel flights in Sept. & Oct. Staff costs will rise this year by an additional €45m as we roll out pilot pay increases of up to 20% and raise our crewing ratios in response to a tightening market for experienced pilots. Staff costs accounted for 10% of total revenue last year and we will not allow our industry leading productivity to decline. Our cost advantage on other (non-fuel) cost lines is significantly better than competitors and will continue to improve over the coming years as we take delivery of 210 B737-MAX-200 aircraft from April 2019. These “Gamechangers” have 4% more seat capacity, are 16% more fuel efficient and have 40% less noise emissions. Our capex on the MAX-200 is hedged at an average rate of $1.24.

We recently concluded a 10-year maintenance contract with CFM for our B737-800 engines which will deliver substantial annual savings, as will our recent 7 simulator order with CAE, which will double our pilot training capacity over the next 3 years. Q4 fuel is 90% hedged at approx. $49bbl and FY19 is 70% hedged at just over $55bbl, well below current spot prices of c.$70bbl.

Our balance sheet remains strong having generated over €1bn net cash from operating activities year-to-date. In the first 9 months of FY18 we have spent €1bn on capex, €639m on share buybacks and repaid over €300m of debt. The Board has approved a €750m share buyback of ordinary shares which will start in Feb. and, subject to market conditions, should be completed by the end of Oct. This latest buyback will increase the funds returned to shareholders since 2008 to over €6bn.

Ancillaries, Labs & Customer Initiatives:
Ancillary Revenue grew 12% in Q3. “My Ryanair” is on track to reach 40m members by Mar. 2018. The number of customers choosing “Plus” fares, reserved seating and priority boarding continues to rise. Ryanair Rooms recently launched travel credits making Ryanair.com the “go to” accommodation website for lowest hotel prices. In Nov. we opened our new Labs office in Madrid where we plan to employ up to 250 highly skilled IT developers over the next 18 months. From Jan., our customers are enjoying a bigger (20kg) checked bag allowance at lower bag check-in fees. We expect to improve the boarding experience, and on-time-performance, with the rollout of our new cabin bag policy, whereby priority boarding customers can bring 2 free carry-on bags (1 wheelie and 1 small bag) onboard, while all other customers still bring 2 carry-on bags free of charge but the larger wheelie bag will travel in the hold rather than in the cabin. We expect this improvement will substantially reduce flight delays due to bag offloads.

Brexit:
We remain concerned at the continuing uncertainty surrounding the terms of the UK’s proposed departure from the EU in Mar. 2019. There remains a worrying risk of serious disruption to UK-EU flights from Apr. 2019 unless a UK-EU bilateral (or transitional arrangement) is agreed in advance of Sept. 2018. We, like other airlines, need clarity on this issue before we publish our summer 2019 schedules in mid-2018 and time is running out for the UK to develop and agree these solutions. We believe the UK government continues to under-estimate the likelihood of flight disruptions to/from the UK. We have applied to the UK CAA for a UK air operator’s certificate (“AOC”) as part of our Brexit contingency planning. We expect this process to take several months but to be complete well in advance of Sept. 2018.

FY18 Outlook:
Our outlook for the remainder of FY18 is cautious. As we finalise union discussions along similar lines to that agreed in the UK, we expect some localised disruptions and adverse PR so investors should be prepared for same. In certain jurisdictions unions representing competitor airlines will wish to test our commitment to our low cost, high pay/high productivity model to disrupt our operations. We are fully prepared to face down any such disruption if it means defending our cost base or our high productivity model.

We now expect full year traffic to grow 8% to 130m (from 129m previously guided). The final FY18 fare outcome depends on close-in Easter bookings (half of which falls in Q4). We expect FY18 fares will fall by at least 3%. Ancillary spend per customer should rise by 2%. Unit costs were adversely impacted by €25m non-recurring EU261 costs in Q2, and €45m additional staff costs in H2. While oil prices have risen in H2, we still expect FY18 unit costs to be down 2%. Accordingly, we maintain our full year guidance in a range of €1.40bn to €1.45bn. This guidance depends heavily on the absence of union disruptions, unforeseen security events and close-in Easter bookings.

Early Indications FY19:
While we have practically zero visibility on FY19 fares, and our budget is not yet finalised, we do not share the optimism of competitors and market commentators for summer 2018 fare rises. Our traffic will grow by 6% in FY19 to 138m but very early indications are that summer 2018 fares will remain under pressure. Costs will rise next year as our fuel bill increases by over €300m and a further €100m is added to staff costs (as up to 20% pilot pay increases annualise). The lack of clarity on Brexit continues to overhang fares and pricing on routes to/from the UK. We would, even at this early date, urge extreme caution on investor & analyst assumptions for fares in FY19. We will provide a more detailed FY19 guidance during our full-year results and investor roadshow in May 2018.”

ENDS.

For further information	Neil Sorahan	Piaras Kelly
please contact:	Ryanair Holdings plc	Edelman
www.ryanair.com	Tel: 353-1-9451212	Tel: 353-1-6789333

Ryanair is Europe’s No.1 airline, carrying 130m customers p.a. on over 2,000 daily flights from 87 bases, connecting 210 destinations in 34 countries on a fleet of over 400, new, Boeing 737 aircraft, with a further 240 B737’s on order, which will enable Ryanair to lower fares and grow traffic to 200m p.a. by FY24. These modern aircraft are among the quietest and most fuel efficient in operation, making Ryanair one of the greenest, cleanest airlines in Europe. Ryanair’s team of over 13,000 highly skilled aviation professionals deliver Europe’s No.1 on-time performance, and an industry leading 32 year safety record.

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy. Among the factors that are subject to change and could significantly impact Ryanair’s expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union (“EU”) and other governments and their respective regulatory agencies, uncertainties surrounding Brexit, industrial action, weather related disruptions, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors and unforeseen security events.

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Balance Sheet as at December 31, 2017 (unaudited)
		At Dec 31,	At Mar 31,
		2017	2017
	Note	€M	€M
Non-current assets
Property, plant and equipment	10	7,820.2	7,213.8
Intangible assets		46.8	46.8
Derivative financial instruments		10.9	23.0
Total non-current assets		7,877.9	7,283.6

Current assets
Inventories		3.2	3.1
Other assets		241.6	222.1
Trade receivables		71.3	54.3
Derivative financial instruments		223.3	286.3
Restricted cash		11.8	11.8
Financial assets: cash > 3 months		1,575.2	2,904.5
Cash and cash equivalents		1,626.1	1,224.0
Total current assets		3,752.5	4,706.1

Total assets		11,630.4	11,989.7

Current liabilities
Trade payables		277.4	294.1
Accrued expenses and other liabilities		1,428.0	2,257.2
Current maturities of debt		382.8	455.9
Derivative financial instruments		151.5	1.7
Current tax		84.8	2.9
Total current liabilities		2,324.5	3,011.8

Non-current liabilities
Provisions		146.6	138.2
Derivative financial instruments		248.5	2.6
Deferred tax		420.0	473.1
Other creditors		3.9	12.4
Non-current maturities of debt		3,686.9	3,928.6
Total non-current liabilities		4,505.9	4,554.9

Shareholders' equity
Issued share capital	12	7.1	7.3
Share premium account		719.4	719.4
Other undenominated capital	12	2.9	2.7
Retained earnings	12	4,215.9	3,456.8
Other reserves		(145.3)	236.8
Shareholders' equity		4,800.0	4,423.0

Total liabilities and shareholders' equity		11,630.4	11,989.7

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Income Statement for the quarter ended December 31, 2017 (unaudited)

			Quarter Ended	Quarter Ended
			Dec 31,	Dec 31,
		Change	2017	2016
	Note	%	€M	€M
Operating revenues
Scheduled revenues		+1%	964.2	950.5
Ancillary revenues		+12%	440.7	394.5
Total operating revenues - continuing operations		+4%	1,404.9	1,345.0

Operating expenses
Fuel and oil		-3%	433.0	446.9
Airport and handling charges		+6%	223.2	210.9
Route charges		+6%	163.3	153.9
Staff costs		+18%	180.7	153.7
Depreciation		+14%	140.1	122.8
Marketing, distribution and other		+6%	81.7	77.1
Maintenance, materials and repairs		-8%	36.0	39.2
Aircraft rentals		-4%	20.9	21.7
Total operating expenses		+4%	1,278.9	1,226.2

Operating profit - continuing operations		+6%	126.0	118.8

Other (expense)/income
Net finance expense		+5%	(13.6)	(12.9)
Foreign exchange gain/(loss)		+67%	0.5	0.3
Total other (expense)/income		+4%	(13.1)	(12.6)

Profit before tax		+6%	112.9	106.2

Tax expense on profit	4	-37%	(7.3)	(11.5)

Profit for the quarter – all attributable to equity holders of parent		+12%	105.6	94.7

Earnings per ordinary share (in € cent)
Basic	9	+17%	8.93	7.60
Diluted	9	+17%	8.85	7.55
Weighted average no. of ordinary shares (in Ms)
Basic	9		1,182.9	1,246.3
Diluted	9		1,193.1	1,254.2

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Income Statement for the nine months ended December 31, 2017 (unaudited)

			Nine	Nine
			Months Ended	Months Ended
			Dec 31,	Dec 31,
		Change	2017	2016
	Note	%	€M	€M
Operating revenues
Scheduled revenues		+4%	4,377.3	4,193.1
Ancillary revenues		+13%	1,452.9	1,283.4
Total operating revenues - continuing operations		+6%	5,830.2	5,476.5

Operating expenses
Fuel and oil		-3%	1,473.2	1,515.2
Airport and handling charges		+9%	760.2	696.0
Route charges		+7%	554.3	516.8
Staff costs		+13%	545.5	482.9
Depreciation		+12%	420.2	374.7
Marketing, distribution and other		+22%	305.5	249.4
Maintenance, materials and repairs		-2%	106.5	108.2
Aircraft rentals		-5%	62.4	66.0
Total operating expenses		+5%	4,227.8	4,009.2

Operating profit - continuing operations		+9%	1,602.4	1,467.3

Other (expense)/income
Net finance expense		-10%	(45.2)	(50.3)
Foreign exchange gain/(loss)		-	1.4	(1.9)
Total other (expense)/income		-16%	(43.8)	(52.2)

Profit before tax		+10%	1,558.6	1,415.1

Tax expense on profit	4	+5%	(160.5)	(152.8)

Profit for the nine months – all attributable to equity holders of parent		+11%	1,398.1	1,262.3

Earnings per ordinary share (in € cent)
Basic	9	+16%	116.69	100.26
Diluted	9	+16%	115.68	99.67
Weighted average no. of ordinary shares (in Ms)
Basic	9		1,198.1	1,259.0
Diluted	9		1,208.6	1,266.5

Ryanair Holdings plc and Subsidiaries

Condensed Consolidated Interim Statement of Comprehensive Income for the quarter ended December 31, 2017 (unaudited)

	Quarter	Quarter
	Ended	Ended
	Dec 31,	Dec 31,
	2017	2016
	€M	€M

Profit for the quarter	105.6	94.7

Other comprehensive income:

Items that are or may be reclassified to profit or loss:
Cash flow hedge reserve movements:
Net movement in cash flow hedge reserve	(41.1)	407.3

Other comprehensive (loss)/income for the quarter, net of income tax	(41.1)	407.3

Total comprehensive income for the quarter – all attributable to equity holders of parent	64.5	502.0

Condensed Consolidated Interim Statement of Comprehensive Income for the nine months ended December 31, 2017 (unaudited)

	Nine Months	Nine Months
	Ended	Ended
	Dec 31,	Dec 31,
	2017	2016
	€M	€M

Profit for the nine months	1,398.1	1,262.3

Other comprehensive income:

Items that are or may be reclassified to profit or loss:
Cash flow hedge reserve movements:
Net movement in cash flow hedge reserve	(386.6)	776.4

Other comprehensive (loss)/income for the nine months, net of income tax	(386.6)	776.4

Total comprehensive income for the nine months – all attributable to equity holders of parent	1,011.5	2,038.7

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Cash Flows for the nine months ended December 31, 2017 (unaudited)

		Nine Months	Nine Months
		Ended	Ended
		Dec 31,	Dec 31,
		2017	2016
	Note	€M	€M
Operating activities
Profit after tax		1,398.1	1,262.3

Adjustments to reconcile profit after tax to net cash provided by operating activities
Depreciation		420.2	374.7
(Increase)/decrease in inventories		(0.1)	0.3
Tax expense on profit on ordinary activities		160.5	152.8
Share based payments		4.5	4.5
(Decrease)/increase in trade receivables		(17.0)	14.7
(Increase)/decrease in other current assets		(19.6)	8.1
(Decrease) in trade payables		(16.7)	(33.4)
(Decrease) in accrued expenses		(836.2)	(790.0)
(Decrease) in other creditors		(8.5)	(15.1)
Increase/(decrease) in provisions		8.5	(12.3)
Net finance expense		6.9	5.4
Income tax paid		(72.9)	(76.5)
Net cash provided by operating activities		1,027.7	895.5

Investing activities
Capital expenditure (purchase of property, plant and equipment)		(1,026.6)	(984.5)
Decrease in restricted cash		-	0.9
Decrease in financial assets: cash > 3 months		1,329.3	522.9
Net cash provided/(used in) investing activities		302.7	(460.7)

Financing activities
Shareholder returns	12	(639.0)	(778.8)
Repayments of long term borrowings		(289.3)	(301.9)
Net cash (used in) financing activities		(928.3)	(1,080.7)

Increase/(decrease) in cash and cash equivalents		402.1	(645.9)
Cash and cash equivalents at beginning of the period		1,224.0	1,259.2
Cash and cash equivalents at end of the period		1,626.1	613.3

Included in cash flows from operating activities for the period are the following amounts:
Net Interest expense paid	(38.1)	(23.5)

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Changes in Shareholders’ Equity for the nine months ended December 31, 2017 (unaudited)
							Other Reserves

	Ordinary	Issued Share	Share Premium	Retained	Other Undenominated			Other
	Shares	Capital	Account	Earnings	Capital	Treasury	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M	€M
Balance at March 31, 2016	1,290.7	7.7	719.4	3,166.1	2.3	(7.3)	(300.6)	9.2	3,596.8
Profit for the nine months	-	-	-	1,262.3	-	-	-	-	1,262.3
Other comprehensive income
Net movements in cash flow reserve	-	-	-	-	-	-	776.4	-	776.4
Total other comprehensive income	-	-	-	-	-	-	776.4	-	776.4
Total comprehensive income	-	-	-	1,262.3	-	-	776.4	-	2,038.7
Transactions with owners of the Company recognised directly in equity
Share-based payments	-	-	-	-	-	-	-	4.5	4.5
Repurchase of ordinary equity shares	-	-	-	(778.8)	-	-	-	-	(778.8)
Cancellation of repurchased ordinary shares	(56.5)	(0.3)	-	-	0.3	-	-	-	-
Treasury shares cancelled	(0.5)	-	-	(7.3)	-	7.3	-	-	-
Balance at December 31, 2016	1,233.7	7.4	719.4	3,642.3	2.6	-	475.8	13.7	4,861.2
Profit for the three months	-	-	-	53.6	-	-	-	-	53.6
Other comprehensive income
Net movements in cash flow reserve	-	-	-	-	-	-	(253.9)	-	(253.9)
Total other comprehensive income	-	-	-	-	-	-	(253.9)	-	(253.9)
Total comprehensive income	-	-	-	53.6	-	-	(253.9)	-	(200.3)
Transactions with owners of the Company recognised directly in equity
Share-based payments	-	-	-	-	-	-	-	1.2	1.2
Repurchase of ordinary equity shares	-	-	-	(239.1)	-	-	-	-	(239.1)
Cancellation of repurchased ordinary shares	(15.8)	(0.1)	-	-	0.1	-	-	-	-
Balance at March 31, 2017	1,217.9	7.3	719.4	3,456.8	2.7	-	221.9	14.9	4,423.0
Profit for the nine months	-	-	-	1,398.1	-	-	-	-	1,398.1
Other comprehensive income
Net movements in cash flow reserve	-	-	-	-	-	-	(386.6)	-	(386.6)
Total other comprehensive income	-	-	-	-	-	-	(386.6)	-	(386.6)
Total comprehensive income	-	-	-	1,398.1	-	-	(386.6)	-	1,011.5
Transactions with owners of the Company recognised directly in equity
Share-based payments	-	-	-	-	-	-	-	4.5	4.5
Repurchase of ordinary equity shares	-	-	-	(639.0)	-	-	-	-	(639.0)
Cancellation of repurchased ordinary shares	(35.0)	(0.2)	-	-	0.2	-	-	-	-
Balance at December 31, 2017	1,182.9	7.1	719.4	4,215.9	2.9	-	(164.7)	19.4	4,800.0

MD&A for the Quarter Ended December 31, 2017

Income Statement

Scheduled revenues:
Scheduled revenues are up by 1% to €964.2M due to 6% traffic growth (to 30.4M) offset by a 4% drop in average fare to €31.72.

Ancillary revenues:
Ancillary revenues increased by 12% to €440.7M due to 6% traffic growth and higher uptake of reserved seating, priority boarding and car hire offset by lower travel insurance and hotel penetration.

Operating Expenses:

Fuel and oil:
Fuel and oil fell by 3% to €433.0M due to lower hedged fuel prices offset by an 8% increase in block hours and a higher load factor (up 1 point to 96%).

Airport and handling charges:
Airport and handling charges are up by 6% to €223.2M in line with traffic growth.

Route charges:
Route charges rose 6% to €163.3M due to a 5% increase in sectors offset by lower Eurocontrol prices in France, Germany and the UK.

Staff costs:
Staff costs increased by 18% to €180.7M, due to 8% more hours, pilot salary increases from October 2017 and the impact of a 2% pay increase in April 2017.

Depreciation:
Depreciation is 14% higher at €140.1M due to 49 (+15%) additional owned aircraft in the fleet at period end (379 at December 31, 2017 compared to 330 at December 31, 2016).

Marketing, distribution and other:
Marketing, distribution and other rose by 6% to €81.7M primarily due to higher EU261 passenger compensation claims. Marketing costs are broadly flat (year-on-year) and distribution costs increased at a slower rate than the increase in onboard sales.

Maintenance, materials and repairs:
Maintenance, materials and repairs fell by 8% to €36.0M primarily due to the timing of checks, the absence of lease handbacks in the quarter and the smaller leased fleet.

Aircraft rentals:
Aircraft rentals fell by 4% to €20.9M due to the handback of 2 leased aircraft over the past year and the smaller leased fleet.

Unit costs fell by 1% (excluding fuel they were up 3%) which compares favourably to the 6% increase in traffic in the quarter.

Other income/(expense):

Net finance expense:
Net finance expense increased by 5% to €13.6M primarily due to lower deposit interest rates.

Ryanair Holdings plc and Subsidiaries

MD&A for the Nine Months Ended December 31, 2017

Income Statement

Scheduled revenues:
Scheduled revenues increased by 4% to €4,377.3M due to 10% traffic growth (to 102.5M) offset by a 5% reduction in average fares to €42.69.

Ancillary revenues:
Ancillary revenues rose by 13% to €1,452.9M due to 10% traffic growth and the higher uptake of reserved seating, priority boarding and car hire offset by lower travel insurance and hotel penetration.

Operating Expenses:

Fuel and oil:
Fuel and oil fell by 3% to €1,473.2M due to lower hedged fuel prices offset by an 11% increase in block hours and a higher load factor (up 1 point to 96%).

Airport and handling charges:
Airport and handling charges are up by 9% to €760.2M, lower than the 10% increase in traffic growth.

Route charges:
Route charges rose 7% to €554.3M due to an 8% increase in sectors offset by lower Eurocontrol prices in France, Germany and the UK (aided by weaker sterling).

Staff costs:
Staff costs increased by 13% to €545.5M due to 11% more hours, pilot salary increases from October 2017 and the impact of a 2% pay increase in April 2017 offset by weaker sterling against the euro.

Depreciation:
Depreciation is 12% higher at €420.2M due to 49 (+15%) additional owned aircraft in the fleet at period end (379 at December 31, 2017 compared to 330 at December 31, 2016).

Marketing, distribution and other:
Marketing, distribution and other rose by 22% to €305.5M. This includes €25M non-recurring EU261 costs arising from flight cancellations in Q2. Marketing costs are broadly flat (year on year) and distribution costs increased at a slower rate than the increase in onboard sales.

Maintenance, materials and repairs:
Maintenance, materials and repairs fell 2% to €106.5M, due to the timing of checks, fewer lease handbacks than last year and 2 less leased aircraft in the fleet compared to the same period last year.

Aircraft rentals:
Aircraft rentals fell by 5% to €62.4M due to the handback of 2 leased aircraft over the past year and the smaller leased fleet.

Unit costs fell by 4% (excluding fuel they rose by 1%) which compares favourably to the 10% increase in traffic in the period.

Other income/(expense):

Net finance expense:
Net finance expense decreased by 10% to €45.2M primarily due to lower interest rates.

Balance sheet:
Gross cash fell by €927.2M to €3,213.1M at December 31, 2017.
Gross debt fell by €314.8M to €4,069.7M due to debt repayments.
€1,027.7M net cash was generated by operating activities. Net capital expenditure was €1,026.6M and shareholder returns amounted to €639.0M.
Net debt was €856.6M at period end. (March 31, 2017: €244.2M).

Shareholders’ equity:
Shareholders’ equity increased by €377.0M to €4,800.0M in the nine months due to net profit after tax of €1,398.1M, offset by IFRS hedge accounting treatment for derivatives of €386.6M and €639.0M of shareholder returns.

Earnings per share (EPS):
EPS increased by 16% to €1.167 per share, ahead of the 11% increase in profit after tax. During the nine months the Company bought back and cancelled 35.0M ordinary shares at a total cost of €639.0M.

Ryanair Holdings plc and Subsidiaries
Interim Management Report

Introduction

This financial report for the nine months ended December 31, 2017 meets the reporting requirements pursuant to the Transparency (Directive 2004/109/EC) Regulations 2007 and Transparency Rules of the Republic of Ireland’s Financial Regulator and the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.

This interim management report includes the following:

●
Principal risks and uncertainties relating to the remaining three months of the year;

●
Related party transactions; and

●
Post balance sheet events.

Results of operations for the nine month period ended December 31, 2017 compared to the nine month period ended December 31, 2016, including important events that occurred during the nine months, are set forth above in the MD&A.

Principal risks and uncertainties

Among the factors that are subject to change and could significantly impact Ryanair’s expected results for the remainder of the year are the airline pricing environment, fuel costs, competition from new and existing carriers, costs associated with environmental, safety and security measures, actions of the Irish, UK, European Union (“EU”) and other governments and their respective regulatory agencies, uncertainties surrounding Brexit, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK, and Continental Europe, the general willingness of passengers to travel, other economic, social and political factors and flight interruptions caused by volcanic ash emissions or other atmospheric disruptions.

Board of Directors

Details of the members of our Board of Directors are set forth on pages 102 and 103 of our 2017 annual report. In addition to these directors, Emer Daly was appointed to the Board on December 6, 2017.

Related party transactions

Please see note 13.

Post balance sheet events

Please see note 14.

Going concern
After making enquiries and considering the Group’s principal risks and uncertainties and its financial position and cash flows, the Directors have formed a judgment, at the time of approving the interim financial statements, that there is a reasonable expectation that the Company and the Group as a whole have adequate resources to continue in operational existence for a period of at least twelve months from the date of approval of the interim financial statements. For this reason, they continue to adopt the going concern basis in preparing the interim financial statements.

Ryanair Holdings plc and Subsidiaries
Notes forming Part of the Condensed Consolidated
Interim Financial Statements

1. Basis of preparation and significant accounting policies

Ryanair Holdings plc (the “Company”) is a company domiciled in Ireland. The unaudited condensed consolidated interim financial statements of the Company for the nine months ended December 31, 2017 comprise the Company and its subsidiaries (together referred to as the “Group”).

These unaudited condensed consolidated interim financial statements (“the interim financial statements”), which should be read in conjunction with our 2017 Annual Report for the year ended March 31, 2017, have been prepared in accordance with International Accounting Standard No. 34 “Interim Financial Reporting” as adopted by the EU (“IAS 34”). They do not include all of the information required for full annual financial statements, and should be read in conjunction with the most recent published consolidated financial statements of the Group. The consolidated financial statements of the Group as at and for the year ended March 31, 2017, are available at http://investor.ryanair.com/.

The December 31, 2017 figures and the December 31, 2016 comparative figures do not constitute statutory financial statements of the Group within the meaning of the Companies Act, 2014. The consolidated financial statements of the Group for the year ended March 31, 2017, together with the independent auditor’s report thereon, were filed with the Irish Registrar of Companies following the Company’s Annual General Meeting and are also available on the Company’s Website. The auditor’s report on those financial statements was unqualified.

The Audit Committee, upon delegation of authority by the Board of Directors, approved the condensed consolidated interim financial statements for the period ended December 31, 2017 on February 2, 2018.

Except as stated otherwise below, this period’s financial information has been prepared in accordance with the accounting policies set out in the Group’s most recent published consolidated financial statements, which were prepared in accordance with IFRS as adopted by the EU and also in compliance with IFRS as issued by the International Accounting Standards Board (IASB).

The following new and amended standards, have been issued by the IASB, and have also been endorsed by the EU. These standards are effective for the first time for the current financial year beginning on or after January 1, 2017 and have been applied by the Group for the first time in these condensed consolidated interim financial statements;

●
Amendments to IAS 7: “Disclosure Initiative” (effective for fiscal periods beginning on or after January 1, 2017)

●
Amendments to IAS 12: “Recognition of Deferred Tax Assets for Unrealised Losses” (effective for fiscal periods beginning on or after January 1, 2017)

●
Annual Improvements to IFRSs 2014-2016 Cycle: “Amendments to IFRS 12 Disclosure of Interests in Other Entities” (effective for fiscal periods beginning on or after January 1, 2017)

The following new or revised IFRS standards and IFRIC interpretations will be adopted for purposes of the preparation of future financial statements, where applicable. Those that are not as yet EU endorsed are flagged below. While under review, we do not anticipate that the adoption of these new or revised standards and interpretations will have a material impact on our financial position or results from operations:

●
IFRS 15: “Revenue from Contracts with Customers including Amendments to IFRS 15” (effective for fiscal periods beginning on or after January 1, 2018)

●
IFRS 9: “Financial Instruments” (effective for fiscal periods beginning on or after January 1, 2018)

●
Clarifications to IFRS 15: “Revenue from Contracts with Customers (effective for fiscal periods beginning on or after January 1, 2018)

●
Amendments to IFRS 2: “Classification and Measurement of Share Based Payment Transactions” (effective for fiscal periods beginning on or after January 1, 2018)*

●
Amendments to IFRS 4: Applying IFRS 9 “Financial Instruments” with IFRS 4: “Insurance Contracts” (effective for fiscal periods beginning on or after January 1, 2018)

●
Annual Improvements to IFRS 2014-2016 Cycle (effective for fiscal periods beginning on or after January 1, 2018)*

●
IFRIC Interpretation 22: “Foreign Currency Transactions and Advance Consideration” (effective for fiscal periods beginning on or after January 1, 2018)*

●
IFRS 16: “Leases” (effective for fiscal periods beginning on or after January 1, 2019)
* These standards or amendments to standards are not as yet EU endorsed.

IFRS 15: Revenue from Contracts with Customers

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognised. It replaces existing revenue recognition guidance, including IAS 18 Revenue, IAS 11 Construction Contracts and IFRIC 13 Customer Loyalty Programs. IFRS 15 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

We are evaluating the effect that the updated standard may have on our consolidated financial statements and related disclosures. While we are continuing to assess all potential impacts of the new standard, we currently believe the most significant impact relates to certain ancillary revenue products. Due to the complexity of certain of our contracts, the actual revenue recognition treatment required under the new standard for these arrangements may be dependent on contract-specific terms and vary in some instances. Our preparatory work is also focused on the increased disclosure obligations (including in respect of retrospective revenue and backlog).

IFRS 16: Leases

IFRS 16 introduces a single, on-balance sheet, lease accounting model for lessees. A lessee recognises a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are optional exemptions for short-term leases and leases of low value items.

The standard is effective for annual report periods beginning on or after January 1, 2019. Early adoption is permitted for entities that apply IFRS 15: Revenue from Contracts with Customers at or before the date of initial application of IFRS 16.

We are currently evaluating the effect that the updated standard will have on our consolidated financial statements and related disclosures but do not expect the impact to be material.
2. Estimates

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied in the most recent published consolidated financial statements.

3. Seasonality of operations

The Group’s results of operations have varied significantly from quarter to quarter, and management expects these variations to continue. Among the factors causing these variations are the airline industry’s sensitivity to general economic conditions and the seasonal nature of air travel. Accordingly, the first half-year typically results in higher revenues and results.

4. Income tax expense

The Group’s consolidated effective tax rate in respect of operations for the nine months ended December 31, 2017 was 10.3% (December 31, 2016: 10.8%). The tax charge for the nine months ended December 31, 2017 of €160.5M (December 31, 2016: €152.8M) comprises a current tax charge of €154.7M and a deferred tax charge of €5.8M relating to the temporary differences for property, plant and equipment recognised in the income statement.

5. Share based payments

The terms and conditions of the share option programme are disclosed in the most recent, published, consolidated financial statements. The charge of €4.5M (December 31, 2017: €4.5M) is the fair value of various share options granted in prior periods, which are being recognised within the income statement in accordance with employee services rendered.

6. Contingencies

The Group is engaged in litigation arising in the ordinary course of its business. The Group does not believe that any such litigation will individually, or in aggregate, have a material adverse effect on the financial condition of the Group. Should the Group be unsuccessful in these litigation actions, management believes the possible liabilities then arising cannot be determined but are not expected to materially adversely affect the Group’s results of operations or financial position.

7. Capital commitments

At December 31, 2017 Ryanair had an operating fleet of 412 (2016: 365) Boeing 737 aircraft. The Group agreed to purchase 183 new Boeing 737-800NG aircraft from the Boeing Corporation during the periods FY15 to FY19 of which 133 aircraft (including 29 in the nine months) were delivered at December 31, 2017.

The Group also agreed to purchase up to 210 (110 firm and 100 options) Boeing 737 Max 200 aircraft from the Boeing Corporation during the periods FY20 to FY24; these include 10 additional firm orders announced in June 2017 which will see aircraft deliveries increase by 5 in both spring 2019 and spring 2020.

8. Analysis of operating segment

The Group is managed as a single business unit that provides low fares airline-related activities, including scheduled services, car-hire, internet income and related sales to third parties. The Group operates a single fleet of aircraft that is deployed through a single route scheduling system.

The Group determines and presents operating segments based on the information that internally is provided to the CEO, who is the Group’s Chief Operating Decision Maker (CODM). When making resource allocation decisions the CODM evaluates route revenue and yield data. However, resource allocation decisions are made based on the entire route network and the deployment of the entire aircraft fleet, which are uniform in type. The objective in making resource allocation decisions is to maximise consolidated financial results, rather than individual routes within the network.

The CODM assesses the performance of the business based on the adjusted profit/(loss) after tax of the Group for the period. All segment revenue is derived wholly from external customers and as the Group has a single reportable segment, intersegment revenue is zero.

The Group’s major revenue-generating asset comprises its aircraft fleet, which is flexibly employed across the Group’s integrated route network and is directly attributable to its reportable segment operations. In addition, as the Group is managed as a single business unit, all other assets and liabilities have been allocated to the Group’s single reportable segment.

Reportable segment information is presented as follows:
	Nine Months	Nine Months
	Ended	Ended
	Dec 31,	Dec 31,
	2017	2016
	€M	€'M
External revenues	5,830.2	5,476.5

Reportable segment profit after income tax	1,398.1	1,262.3

	At Dec 31, 2017 €M	At Mar 31, 2017 €M
Reportable segment assets	11,630.4	11,989.7

Reportable segment liabilities	6,830.4	7,566.7

9. Earnings per share

	Quarter	Quarter	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	Dec 31,	Dec 31,	Dec 31,	Dec 31,
	2017	2016	2017	2016

Basic earnings per ordinary share euro cent	8.93	7.60	116.69	100.26
Diluted earnings per ordinary share euro cent	8.85	7.55	115.68	99.67
Weighted average number of ordinary shares (in M’s) – basic	1,182.9	1,246.3	1,198.1	1,259.0
Weighted average number of ordinary shares (in M’s) – diluted	1,193.1	1,254.2	1,208.6	1,266.5

Diluted earnings per share takes account of the potential future exercises of share options granted under the Company’s share option schemes and the weighted average number of shares includes weighted average share options assumed to be converted of 10.5M (2016: 7.5M).
10.
Property, plant and equipment

Acquisitions and disposals
Capital expenditure in the nine months to December 31, 2017 amounted to €1,026.6M and primarily relates to aircraft pre delivery payments and 29 aircraft deliveries.

11.
Financial instruments and financial risk management

The Group is exposed to various financial risks arising in the normal course of business. The Group’s financial risk exposures are predominantly related to commodity price, foreign exchange and interest rate risks. The Group uses financial instruments to manage exposures arising from these risks.

These preliminary financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the 2017 Annual Report. There have been no changes in our risk management policies in the period.

Fair value hierarchy

Financial instruments measured at fair value in the balance sheet are categorised by the type of valuation method used. The different valuation levels are defined as follows:
● Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date.
● Level 2: inputs other than quoted prices included within Level 1 that are observable for that asset or liability, either directly or indirectly.
● Level 3: significant unobservable inputs for the asset or liability.

Fair value estimation

Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The following methods and assumptions were used to estimate the fair value of each material class of the Group’s financial instruments:

Financial instruments measured at fair value

● Derivatives – interest rate swaps: Discounted cash flow analyses have been used to determine the fair value, taking into account current market inputs and rates. (Level 2)
● Derivatives – currency forwards and aircraft fuel contracts: A comparison of the contracted rate to the market rate for contracts providing a similar risk profile at March 31, 2017 has been used to establish fair value. (Level 2)

The Group policy is to recognise any transfers between levels of the fair value hierarchy as of the end of the reporting period during which the transfer occurred. During the nine months to December 31, 2017, there were no reclassifications of financial instruments and no transfers between levels of the fair value hierarchy used in measuring the fair value of financial instruments.

Financial instruments disclosed at fair value

● Fixed-rate long-term debt: The repayments which Ryanair is committed to make have been discounted at the relevant market rates of interest applicable (including credit spreads) at December 31, 2017 to arrive at a fair value representing the amount payable to a third party to assume the obligations.

There were no significant changes in the business or economic circumstances during the nine months to December 31, 2017 that affect the fair value of our financial assets and financial liabilities.

The fair value of financial assets and financial liabilities, together with the carrying amounts in the condensed consolidated financial balance sheet, are as follows:

	At Dec 31,	At Dec 31,	At Mar 31,	At Mar 31,
	2017	2017	2017	2017
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial assets	€M	€M	€M	€M
Derivative financial instruments:-
- U.S. dollar currency forward contracts	2.6	2.6	14.5	14.5
- Jet fuel derivative contracts	8.3	8.3	-	-
- Interest rate swaps	-	-	8.5	8.5
	10.9	10.9	23.0	23.0
Current financial assets
Derivative financial instruments:-
- U.S. dollar currency forward contracts	1.8	1.8	224.9	224.9
- Jet fuel derivative contracts	220.9	220.9	58.2	58.2
- Interest rate swaps	0.6	0.6	3.2	3.2
	223.3	223.3	286.3	286.3
Trade receivables*	71.3		54.3
Cash and cash equivalents*	1,626.1		1,224.0
Financial asset: cash > 3 months*	1,575.2		2,904.5
Restricted cash*	11.8		11.8
Other assets*	0.9		1.0
	3,508.6	223.3	4,481.9	286.3
Total financial assets	3,519.5	234.2	4,504.9	309.3

	At Dec 31,	At Dec 31,	At Mar 31,	At Mar 31,
	2017	2017	2017	2017
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial liabilities	€M	€M	€M	€M
Derivative financial instruments:-
- U.S. dollar currency forward contracts	245.2	245.2	0.4	0.4
- Interest rate swaps	3.3	3.3	2.2	2.2
- Jet fuel derivative contracts	-	-	-	-
	248.5	248.5	2.6	2.6
Long-term debt	1,247.3	1,268.4	1,489.9	1,519.4
Bonds	2,439.6	2,515.6	2,438.7	2,499.9
	3,935.4	4,032.5	3,931.2	4,021.9
Current financial liabilities
Derivative financial instruments:-
- U.S. dollar currency forward contracts	149.8	149.8	0.1	0.1
- Interest rate swaps	1.7	1.7	1.6	1.6
- Jet fuel derivative contracts	-	-	-	-
	151.5	151.5	1.7	1.7
Long-term debt	382.8	382.8	455.9	455.9
Trade payables*	277.4		294.1
Accrued expenses*	411.9		348.0
	1,223.6	534.3	1,099.7	457.6
Total financial liabilities	5,159.0	4,566.8	5,030.9	4,479.5

*The fair value of these financial instruments approximate their carrying values due to the short-term nature of the instruments.

12.
Shareholder returns

In the nine months ended December 31, 2017 the Company bought back 35.0M shares at a total cost of €639M. This buy-back was equivalent to approximately 2.9% of the Company’s issued share capital at March 31, 2017. All of these ordinary shares repurchased were cancelled at December 31, 2017.

In FY17 the Company bought back 72.3M shares at a total cost of approximately €1,018M, all of which were cancelled at March 31, 2017. The ordinary shares bought back equated to approximately 5.6% of the Company’s issued share capital at March 31, 2016.

As a result of the share buybacks in the nine months ended December 31, 2017, share capital decreased by 35.0M ordinary shares (72.8M ordinary shares in the year ended March 31, 2017) with a nominal value of €0.2M (€0.4M in the year ended March 31, 2017) and the other undenominated capital reserve increased by a corresponding €0.2M (€0.4M in the year ended March 31, 2017). The other undenominated capital reserve is required to be created under Irish law to preserve permanent capital in the Parent Company.

13.
Related party transactions

The Company has related party relationships with its subsidiaries, Directors and senior key management personnel. All transactions with subsidiaries eliminate on consolidation and are not disclosed.

There were no related party transactions in the nine months ended December 31, 2017 that materially affected the financial position or the performance of the Company during that period and there were no changes in the related party transactions described in the 2017 Annual Report that could have a material effect on the financial position or performance of the Company in the same period.

14.
Post balance sheet events

 There were no significant post balance sheet events.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 05 February, 2018

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary